Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE SECURITY DIVIDENDS

	For the Years Ended December 31,
	2015	2014	2013	2012	2011
	(dollars in thousands)
Fixed Charges:
Interest expense, including amortization of deferred financing costs(1)	$60,368	$34,600	$30,815	$9,242	$280
Estimated interest component of rental expense	2,862	2,021	1,500	1,251	1,105

Total fixed charges	63,230	36,621	32,315	10,493	1,385

Preference security dividends(2)	—	—	34,562	62,926	41,512
Total combined fixed charges and preference security dividends	$63,230	$36,621	$66,877	$73,419	$42,897

Earnings available for fixed charges:
Income (loss) from continuing operations before income taxes and non-controlling interest	$(106,375)	$(83,355)	$(110,182)	$(31,678)	$24,668
Add: Fixed charges	63,230	36,621	32,315	10,493	1,385
Add: Amortization of capitalized interest	75	60	11	17	21
Subtract: Interest capitalized	1,479	1,862	1,543	329	—

Total (loss) earnings	$(44,549)	$(48,536)	$(79,399)	$(21,497)	$26,074

Ratio of earning to fixed charges(3)	—	—	—	—	18.83

Ratio of earnings to fixed charges and preference security dividends(4)	—	—	—	—	0.61

(1)	Interest expense includes certain non-capitalized fees related to our indebtedness of approximately $1.1 million and $3.0 million in the years ended December 31, 2014 and December 31, 2013, respectively.
(2)	Preference security dividends represent the estimated amount of pre-tax earnings necessary to pay dividends on our previously outstanding Class A and Class B Senior Convertible Preferred Stock, including accretion in the carrying value of redeemable preferred stock. Dividends on our Class A and Class B Senior Convertible Preferred Stock were cumulative. Our Class A and Class B Senior Convertible Preferred Stock was converted into common stock on June 21, 2013 in connection with our initial public offering. As such, there were no shares outstanding of our Class A and Class B Senior Convertible Preferred Stock as of December 31, 2013, December 31, 2014 and December 31, 2015. No cash dividends had been declared or paid on our Class A or Class B Senior Convertible Preferred Stock.
(3)	Earnings for the years ended December 31, 2015, 2014, 2013 and 2012 were insufficient to cover fixed charges by $107.8 million, $85.2 million, $111.7 million and $32.0 million, respectively.
(4)	As of the date of this prospectus, and during the years ended December 31, 2015 and 2014, we had no preferred stock outstanding. Consequently, during those periods, our ratio of earnings to fixed charges and preference security dividends would be identical to our ratio of earnings to fixed charges. Earnings for the years ended December 31, 2013, 2012 and 2011 were insufficient to cover fixed charges and preference security dividends by $146.3 million, $94.9 million and $16.8 million, respectively.